Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-281445

Pricing Term Sheet

$350,000,000 5.700% Senior Notes due 2034 (the “Notes”)

September 24, 2024

This pricing term sheet supplements the preliminary prospectus supplement of Huntsman International LLC, dated September 24, 2024, relating to the prospectus dated August 9, 2024.

Issuer:	Huntsman International LLC
Expected Ratings*:	Baa3 / BBB- / BBB (Moody’s / S&P / Fitch)
Offering Format:	SEC-Registered
Security Type:	Senior Unsecured Notes
Security Title:	5.700% Senior Notes due 2034
Principal Amount:	$350,000,000
Maturity Date:	October 15, 2034
Coupon:	5.700%
Price to Public:	99.640%
Yield to Maturity:	5.747%
Spread to Benchmark Treasury:	+200 bps
Benchmark Treasury:	UST 3.875% due August 15, 2034
Benchmark Treasury Price/Yield:	101-01+/3.747%
Pricing Date:	September 24, 2024
Settlement Date**:	September 26, 2024 (T+2)
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2025
Optional Redemption:
Make-whole Call:	+30 bps
Par Call:	At any time on or after July 15, 2034, at par plus accrued and unpaid interest to the redemption date

Denominations:	Denominations of $2,000 and larger integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	44701Q BG6 / US44701QBG64
Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

BMO Capital Markets Corp.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

MUFG Securities Americas Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Senior Co-Managers:	Barclays Capital Inc. U.S. Bancorp Investments, Inc. Zions Direct, Inc.
Co-Manager:	Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment thereof on or about September 26, 2024, which will be the second business day following the date of the pricing of the notes (such settlement being referred to as “T+2”). Under U.S. Securities and Exchange Commission Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the Notes will initially settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day before delivery should consult their own advisors.

The Issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the Issuer’s prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 212-834-4533.

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